UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 001-32426
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Wright Express Corporation Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)
Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106

APPENDIX 1
WRIGHT EXPRESS CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2008 AND 2007
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Wright Express Corporation
Employee Savings Plan

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Wright Express Corporation Employee Savings Plan
South Portland, Maine
We have audited the accompanying statements of net assets available for benefits of Wright Express Corporation Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 29, 2009

Wright Express Corporation
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Participant—directed investments — at fair value	$23,529,472	$30,553,700

Receivables:
Employee contributions	90,509	94,346
Employer contributions	61,620	60,360
Loan repayments	9,219	6,602
Accrued income	923	801

Total receivables	162,271	162,109

Total Assets	23,691,743	30,715,809

Liabilities:
Payables for investment purchased	161,348	—

Net assets available for benefits before contract value adjustment	23,530,395	30,715,809
Adjustment from fair value to contract value for stable value fund	542,267	27,059

Net assets available for benefits	$24,072,662	$30,742,868

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2008

2008

Contributions:
Employee	$3,053,620
Employer	1,847,481
Rollover	261,558

Total contributions	5,162,659

Investment activity:
Net depreciation in fair value of investments	(11,068,954)
Dividends	1,077,856
Interest	43,945

Net investment activity	(9,947,153)

Deductions:
Benefits paid to participants	(2,078,383)
Administrative expenses	(1,592)

Total deductions	(2,079,975)
Transfer from TelaPoint Inc. 401(k) Profit Sharing Plan & Trust	194,263

Net decrease in net assets	(6,670,206)

Net assets available for benefits:
Beginning of year	30,742,868

End of year	$24,072,662

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Wright Express Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more information.
General
The Plan is a defined contribution plan established on February 23, 2005, by Wright Express Corporation (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Merrill Lynch Bank & Trust Co., FSB (“Merrill Lynch”) is the trustee of the Plan.
Eligibility
Each employee of the Company and its eligible subsidiaries, who as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Employees of the Company and its eligible subsidiaries who were not prior employees of Cendant Corporation and have attained the age of eighteen (18) are eligible to participate in the Plan. If the employee has not attained the age of eighteen (18), they are eligible to participate upon reaching their eighteenth birthday.
Contributions
Each year, participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. After one year of service, the Company contributes to the participants’ contribution accounts up to 6 percent of the participant’s eligible compensation, to any investment option. These contributions can be redirected by participants. Participants who are at least 50 years of age may make an additional contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Company contributions match individual participant’s investment directives. As of December 31, 2008, the Plan offers fifteen mutual funds, the Wright Express Corporation Common Stock Fund and two common collective trust funds as investment options for participants.
One of the common collective trust funds — the Merrill Lynch Retirement Preservation Trust (the “Stable Value Fund”) — is intended to guarantee a certain return to participants who choose it as an investment option. The Stable Value Fund has a variety of conditions that the Plan must adhere to in order to guarantee contract value. These include:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund.

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Value Fund in certain circumstances. The performance of the other party is not guaranteed — it is dependent on the absence of certain events occurring.
In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets decline. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependant on its third-party issuers’ ability to meet their financial obligations. The wrap issuers’ ability to meet contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN (Continued)
The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering ail of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.
Participant Loans
Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, which allows terms of up to fifteen years, and the interest rate will be equal to the interest rate equivalent to that charged by major financial institutions. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at December 31, 2008, range from 5.0 percent to 10.5 percent.
Benefit Payments
On termination of service a participant may elect either to receive (i) a lump sum distribution of the participant’s account balance; ii) payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2008, and approximately $10,000 in 2007.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate their fair value.
Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. These common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The Merrill Lynch Retirement Preservation Trust is a stable value fund and is considered to be a common collective trust. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
The Stable Value Fund also imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the previous paragraphs.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust are deducted from income earned on a daily basis and are not separately reported.
New Accounting Pronouncements
The Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, as of January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement requires, among other things, the Plan’s valuation techniques used to measure fair value to maximize the use of observable inputs and minimize the use of unobservable inputs. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
3. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	2008	2007

Merrill Lynch Retirement Preservation Trust	$3,358,936	$2,979,442
Columbia Mid Cap Value Fund A	*	$1,618,723
American Funds Growth Fund of America R3	$2,149,403	$2,770,170
Harbor Small Cap Value Fund Inv.	$1,707,763	$2,506,793
AllianceBernstein International Growth A	$2,013,197	$3,280,207
Oppenheimer Developing Markets Fund A	*	$2,114,581
Davis New York Venture Fund A	$1,989,808	$2,876,764
PIMCO Total Return Fund A	$3,241,108	$2,842,654

*	Less then 5% in year noted
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual Funds	$(10,879,110)
Wright Express Corporation Common Stock Fund	(189,844)

$(11,068,954)

4. FAIR VALUE
     Fair value of investments may be based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:
•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 — Instruments whose significant value drivers are unobservable.
     The following table presents the Plan’s investments that are measured at fair value and the related hierarchy levels:

		Fair Value Measurements
		at December 31, 2008 Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Total	Identical Assets	Observable Inputs	Unobservable Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Assets:

Common Stock	$210,937	$210,937	$—	$—
Common Collective Trusts	4,056,395	—	4,056,395	—
Mutual Funds	18,527,268	18,527,268	—	—
Participant Loans	734,872	—	—	734,872

Total assets	$23,529,472	$18,738,205	$4,056,395	$734,872

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
     The following table presents a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

Participant Loans

Beginning balance	$488,593

Issuances, repayments and settlements, net	246,279

Ending balance	$734,872

5. INCOME TAX STATUS
The Plan document has been submitted to the Internal Revenue Service for a determination of its qualified status and the Plan is awaiting final confirmation. However, the Company’s management believes that the Plan has been designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
6. EXEMPT PARTY-IN-INTEREST TRANSACTION
Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
The Plan held 16,741.1 shares of common stock of the Company with a cost basis of $487,015 as of December 31, 2008, and held 11,292.8 shares of common stock of the Company with a cost basis of $367,665 as of December 31, 2007. The Company is the sponsoring employer. During the year ended December 31, 2008, no dividends were recorded by the Plan related to the Company stock.
7. ADMINISTRATIVE EXPENSES
Substantially all of the administrative expenses of the Plan are paid for by the Company. If the Company does not pay the expenses, they are paid from the Plan. The expenses paid for directly by the plan in 2008 totaled $1,592.
8. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.
9. PLAN MERGERS
On November 1, 2008, the TelaPoint Inc. 401(k) Profit Sharing Plan and Trust merged into the Plan. As a result, net assets of $194,263 were transferred into the Plan.
*******************************

SUPPLEMENTAL SCHEDULE

Wright Express Corporation
Employee Savings Plan
Form 5500 — Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

	(b) Identity of issue, borrower, lessor or
(a)	similar party	(c) Description of Investment	(d) Cost		(e) Current Value

	Blackrock	Large Cap Value Fund A	*	*	$850,610
	PIMCO	Total Return Fund A	*	*	3,241,108
	Oakmark	Equity and Income Fund II	*	*	1,084,745
	Allianz CCM	Capital Appreciation Fund A	*	*	755,400
	Davis	New York Venture Fund A	*	*	1,989,808
	Munder	Mid Cap Core Growth Fund A	*	*	761,227
	Columbia	Mid Cap Value Fund A	*	*	1,041,109
	American Funds	Growth Fund of America R3	*	*	2,149,403
	AllianceBernstein	International Growth A	*	*	2,013,197
	Jennison	Small Company Fund A	*	*	424,451
	Harbor	Small Cap Value Fund Inv.	*	*	1,707,763
	Oppenheimer	Developing Markets Fund A	*	*	1,146,056
	Oppenheimer	International Growth Fund A	*	*	795,607
	DWS	RREEF Real Estate Fund A	*	*	321,913
	Mainstay	High Yield Corporate Bond Fund A	*	*	244,871

	Total mutual funds				18,527,268

*	Merrill Lynch	Retirement Preservation Trust — stable value fund	*	*	3,358,936
*	Merrill Lynch	S&P 500 Index Fund	*	*	697,459
*	Wright Express	Wright Express Corporation	*	*	210,937
		Common Stock Fund
*	Various participants	Participant Loans — maturing at various dates through September 2023 at interest rates of 5.0% — 10.5%	*	*	734,872

					23,529,472
	Adjustment from fair value to contract value for stable value fund				542,267

					$24,071,739

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.

REQUIRED INFORMATION
The Wright Express Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2008 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wright Express Employee Savings Plan
Date: June 29, 2009	By	/s/ Robert Cornett
Robert Cornett
Committee Member — Chair

Date: June 29, 2009	By	/s/ Hilary Rapkin
Hilary Rapkin
Committee Member

Date: June 29, 2009	By	/s/ Steven Elder
Steven Elder
Committee Member

Date: June 29, 2009	By	/s/ Kelley Shimansky
Kelley Shimansky
Committee Member